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                            December 21, 2022

       Szu Hao Huang
       Chief Executive Officer and Chief Financial Officer
       Cordyceps Sunshine Biotech Holdings Co., Ltd.
       6th Fl., No. 15, Lane 548, Ruiguang Road
       Neihu District
       Taipei City, Taiwan

                                                        Re: Cordyceps Sunshine
Biotech Holdings Co., Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted December
8, 2022
                                                            CIK No. 0001885680

       Dear Szu Hao Huang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Summary of Risk Factors, page 5

   1. We note your response to the second bullet of prior comment 4, which we reissue in part.
                                                        Please further enhance
your Summary Risks and Risk Factors by explicitly referencing your auditor's issuance
of a going concern opinion.
 Szu Hao Huang
FirstName
Cordyceps LastNameSzu   HaoHoldings
                            Huang Co., Ltd.
          Sunshine Biotech
Comapany21,
December  NameCordyceps
              2022        Sunshine Biotech Holdings Co., Ltd.
December
Page 2    21, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Six Months Ended June 30, 2022 and 2021, page 45

2. We note that your research and development expenses were material to your total operating expenses for the six month period ended June 30, 2022. Please expand your disclosure to describe the nature of the expenses and to explain the reasons for the significant increase from the prior comparable period. Additionally, with reference to the guidance in ASC 235-10-50, please tell us your consideration of including research and development expenses as a critical accounting policy in the notes to your financial statements.
Sales and Marketing, page 55

3. We note your response to prior comment 13. Your disclosure on page 55 now states:
         "This is a relatively small network since there is not many distributors, dealers, and retail customers in the Cordyceps industry." So that investors may evaluate the extent of the
         Company's network upon which its sales "heavily depend" relative to the Cordyceps industry more broadly, please revise further to disclose the approximate number each of
         Cordyceps distributors, dealers, and retail customers in Mainland
China.
Related Party Transactions, page 74

4. We note your response to prior comment 16, which we reissue. Your response letter advises that you have updated related party information as of June 30, 2022. However, please note:
             Your disclosures must provide required related party information up to the date of the prospectus. Refer to Item 7.B of Form 20-F.
             Amounts outstanding with respect to related party transactions involving indebtedness must be disclosed as of the latest practicable date. See Item 7.B.2 of
             Form 20-F. Please tell us why June 30, 2022 is the latest practicable date you reference in your disclosures on page 75 regarding the outstanding loan agreement dated June 27, 2020 with Mr. Xusheng Niu and Mrs. Xiangtao Yao, and the outstanding 2021 and 2022 loans from Mr. Szuhao Huang.

       You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences